UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 66491/March 1, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14758

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In the Matter of   :
                                                              :
TEMPEST MICROSYSTEMS, INC.,   :
TRANSFORM LOGIC CORP.,   :   ORDER MAKING FINDINGS AND
TROY ACQUISITION CORP.,   :   REVOKING REGISTRATIONS
THE TROY INVESTMENT FUND,   :   BY DEFAULT
TWO WAY TV (US), INC.,   :
UNIVERSITY REAL ESTATE FUND 12 LTD.,   :
US DRY CLEANING CORP. (n/k/a US DRY   :
    CLEANING SERVICES CORP.),   :
UST LIQUIDATING CORP.,   :
USTELEMATICS, INC., and   :
VENDALUX CORP.   :

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SUMMARY

        This Order revokes the registrations of the registered securities of Tempest Microsystems, Inc., Transform Logic Corp., Troy Acquisition Corp., The Troy Investment Fund, Two Way TV (US), Inc., University Real Estate Fund 12 Ltd., UST Liquidating Corp., USTelematics, Inc., and Vendalux Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on February 13, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] US Dry Cleaning Corp. (n/k/a US Dry Cleaning Services Corp.) filed an Answer to the Order Instituting Proceedings and remains in the proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 16, 2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Tempest Microsystems, Inc. (CIK No. 1122115),[3] is a void Delaware corporation located in Poway, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended September 30, 2006, which reported a net loss of $780 for the prior nine months.

Transform Logic Corp. (CIK No. 788176) is a Utah corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1993, which reported a net loss of $178,000 for the prior six months. On April 14, 1993, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, and the case was terminated on July 8, 1996. As of February 7, 2012, the company's stock (symbol "TLOG") was traded on the over-the-counter markets.

Troy Acquisition Corp. (CIK No. 1112864) is a suspended California corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

The Troy Investment Fund (CIK No. 99927) is a California limited partnership located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1997, which reported a net loss of over $24,000 for the prior three months.

Two Way TV (US), Inc. (CIK No. 1159041) is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $2.7 million for the prior nine months. As of February 7, 2012, the company's stock (symbol "TWTV") was traded on the over-the-counter markets.

University Real Estate Fund 12 Ltd. (CIK No. 713010) is a dissolved Colorado limited partnership located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $2.5 million for the prior nine months.

UST Liquidating Corp. (CIK No. 817820) is a suspended California corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported ending net liabilities in liquidation of $17,000 as of March 31, 2008.

USTelematics, Inc. (CIK No. 1372175), is a void Delaware corporation located in Wood Dale, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008, which reported a net loss of over $4.1 million for the prior nine months. On April 7, 2009, The company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on May 5, 2010.

Vendalux Corp. (CIK No. 919601) is a void Delaware corporation located in Tempe, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $6,000 for the prior six months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Tempest Microsystems, Inc., is REVOKED;

the REGISTRATION of the registered securities of Transform Logic Corp. is REVOKED;

the REGISTRATION of the registered securities of Troy Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of The Troy Investment Fund is REVOKED;

the REGISTRATION of the registered securities of Two Way TV (US), Inc., is REVOKED;

the REGISTRATION of the registered securities of University Real Estate Fund 12 Ltd. is REVOKED;

the REGISTRATION of the registered securities of UST Liquidating Corp. is REVOKED;

the REGISTRATION of the registered securities of USTelematics, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Vendalux Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge